Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were made by Pubco from its X account on November 27 and 28, 2025:

The above-mentioned communication included a link to a clip of a video featuring Andrew Keys, Co-Founder and Chairman of Pubco. The following is a partial transcription of the clip:

Andrew Keys: Leaving ETH unstaked is losing you money. At today’s rate, 10,000 ETH unstaked forgoes roughly $1 million in annual income. There’s the math most people don’t do. While it’s always changing, Ether staking pays about 3% annually. That’s real, passive low-risk yield. Not speculation. Not active trading. Not hoping prices goes up through something called staking. But here’s what’s crazy. Most Ether just sits in wallets doing nothing. Like having empty homes and never renting them out while staking Ether yourself can be a bit complicated and other companies like Coinbase can take big fees. Public companies like The Ether Machine do it for you and pass on that rent for multiple cycles that opportunity compounds. As Warrant Bueffet says compounding is 8th wonder of the world, we’re talking about millions in lost income that could have been potentially generating more Ether you’re not just missing out on the yield. You’re falling behind. Follow to learn how institutions really manage Ether.

The above-mentioned communication included a link to a clip of a video featuring Andrew Keys. The following is a partial transcription of the clip:

Andrew Keys: DeFi is the internet of money. Here’s what that actually means. Before the internet, if you wanted to send a message to someone across the world, you needed to go to the post office, a telephone company, fax machines, lots of middlemen. The internet let you send messages directly. Email, instant messaging, video calls, direct messages, no middlemen needed. DeFi does the same thing for money. Before DeFi, if you wanted to lend money, borrow money, or trade currencies, you needed banks, brokers, and financial institutions. Lots of middlemen, and not on weekends or holidays. DeFi lets you do all of that directly. Want to lend money? Your money goes directly to borrowers through smart contracts. Want to trade? You trade directly with other people through decentralized exchanges. It's like having a bank, stock exchange, and a lending company all running automatically on the internet 24-7 with no human employees taking cuts. Just like the internet made information free and instant, DeFi is making finance free and instant. We're watching the birth of a completely new financial system built on code instead of buildings. Follow to learn more about the future of money.

The above-mentioned communication included a link to a clip of a video featuring Andrew Keys. The following is a partial transcription of the clip:

Andrew Keys: What is Ether staking? Your bank doesn't want you to know this. Ether staking is like putting your money in a high-yield savings account, except actually paying high-yield. When you stake your ether, you're helping secure the Ethereum network. Think of it like being a security guard for the world's most advanced financial system. Ethereum pays you 3% annually for this, 30 times more than your bank. But here's the kicker. Unlike your bank that lends out your money to make profits for themselves, with staking, you earn that yield. No middleman taking a cut, no bank using your money to get rich while paying you scraps. Your ether works for you while you sleep, earning real yield, not the fake yield banks pretend to offer. Follow to learn what else banks don't want you to know about crypto.

The above-mentioned communication included a link to a clip of a video featuring Andrew Keys. The following is a partial transcription of the clip:

Andrew Keys: 80% percent of all high quality liquid assets on blockchains settle to Ethereum. Let me put that in perspective. We're talking about $250 billion in digital assets, stablecoins, tokenized stocks, bonds, derivatives. 90% of these are settling to Ethereum. This is exactly what happened with Google and search. 90% of the searches happened on Google. Bing gets 1%, Yahoo gets 1%. When was the last time you used Ask Cheese? We believe Ethereum is experiencing the same power law dynamics and network effects. And what most people miss is that liquidity begets liquidity. JPMorgan didn't choose Solana for their blockchain. BlackRock didn't launch their tokenized fund on Bitcoin. Visa doesn't process payments through Cardana. They all chose Ethereum because that's where the real economy lives. While crypto Twitter argues about transaction speeds and fees, institutions are quietly moving trillions of dollars through Ethereum Rails. CEO of BlackRock Larry Fink predicts every stock, every bond, every fund, every asset can be tokenized. And this is the biggest asset manager on earth. In his 2025 annual chairman's letter, the network effects seem unstoppable, and we're still in the early innings. Follow for more institutional insights. The crypto world ignores.

The above-mentioned communication included a link to a clip of a video featuring Andrew Keys. The following is a partial transcription of the clip:

Andrew Keys: Have you ever worried what ether actually is? Ether is the fuel of a nine trillion dollar and growing economy. Most people have no idea what that really means. Ether is the native currency of Ethereum. Every transaction on the network requires Ether as fuel. No Ether, no transaction. That simple. But here's what makes it different from every other asset. Ether pays you to hold it through staking. 3% annually. Your bank pays you 0.01%. And here's the crazy part. Every time someone uses Ethereum, they burn Ether forever. More usage equals less Ether in existence. That's deflationary pressure that most assets don't have. So while your dollars get printed into oblivion by central banks, ETH actually becomes more scarce with adoption. Plus, Ether powers the entire digital economy. Every stablecoin, every DeFi protocol, every tokenized asset runs on Ethereum and burns Ether. So Ether is three things. Network fuel for a massive economy, a yield-generating productive asset, and a deflationary digital money. Follow to learn more about Ethereum. Three ways to have you ever worried what Ether act.

The above-mentioned communication included a link to a clip of a video featuring Andrew Keys. The following is a partial transcription of the clip:

Andrew Keys: Three ways to stake ether. Most people only know one way, one basic staking. You deposit your Ether to help secure the Ethereum network and earn about 3% annually. It's like earning interest on your savings account. This is what exchanges like Coinbase offer for a large fee. Way 2. Restaking. You take that same deposited Ether and use it to help secure other blockchain applications, too. Think of it like your money working two jobs for one this can earn you an extra 15% on top. Way 3. DeFi. You can lend your staked Ether to other people and earn even more yield, like being a bank that charges interest. And here's what's crazy, you can do all three of these at the same time. Your Ether can be earning basic staking rewards, plus restaking rewards, plus lending rewards simultaneously. Most people just do basic staking and earn 3% while institutions like The Ether Machine stack all three methods for you to compound for every share of ETH, the asset is Ether, the yield is The Ether Machine, and the ticker is ETH.

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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